   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For December 12, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the company”)

ENGAGEMENT WITH SHAREHOLDERS REGARDING HARMONY’S IMPLEMENTATION REPORT

Johannesburg, Wednesday, 12 December 2018. Harmony Gold Mining Company Limited (‘Harmony’ or ‘the company’) advises shareholders that subsequent to the company’s announcement entitled “Results of Harmony’s Annual General Meeting” released on 7 December 2018 whereby more than 25% of the voting rights exercised voted against the company’s implementation report, shareholders are hereby invited, in line with the King IV Report on Corporate Governance for South Africa, 2016 and paragraph 3.84(k) of the JSE Listings Requirements, to raise all concerns and recommendations by email with the company from the date of this correspondence to 19 December 2018.

The company, through the remuneration committee, will address all legitimate and reasonable objections and concerns raised in writing, and if required, engage further with shareholders. Feedback on the outcome of the process will be announced on SENS thereafter.

Shareholders who wish to participate in this process are requested to email the group company secretary, Riana Bisschoff, via email at companysecretariat@harmony.co.za up until Wednesday, 19 December 2018.

ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498 (mobile)

Johannesburg, South Africa
12 December 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

Printed copies of all our 2018 reports published on 25 October 2018 are available upon request, free of charge, from the Investor Relations Department at HarmonyIR@harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 12, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director